Exhibit 99.1

Pembina and Veresen to Create Leading North American Energy Infrastructure Company

All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), adjusted cash flow from operating activities ("adjusted cash flow") and total enterprise value which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about these metrics, see "Non-GAAP Measures" herein.

CALGARY, May 1, 2017 /CNW/ - Pembina Pipeline Corporation (TSX: PPL; NYSE: PBA) ("Pembina" or the "Company") and Veresen Inc. (TSX: VSN) ("Veresen") are pleased to announce they have entered into an arrangement agreement to create one of the largest energy infrastructure companies in Canada with a pro-forma enterprise value of approximately $33 billion (the "Transaction").

Overview of the Combination – Highlights:

The combined company will feature an asset base supported by long-life, economic hydrocarbon reserves concentrated in some of the most prolific resource plays in North America. The diversified portfolio will include crude oil, liquids and natural gas pipelines, terminal, storage and midstream operations, gas gathering and processing facilities as well as fractionation facilities. The combined company expects to drive significant shareholder value through the following benefits of the Transaction:

i.	The combined asset base is highly integrated across the value chain and extends the geographical reach of the combined company while enhancing its customer service offering.
ii.	The combined company will benefit from diversification across basins and products, as well as customers and currency.
iii.	The cash flows of the combined entity will be over 85 percent fee-for-service weighted, ensuring the maintenance of a strong balance sheet.
iv.	The Transaction creates an organization of meaningful scale able to pursue larger growth projects.

"This Transaction is highly strategic for Pembina and Veresen alike, providing clear visibility to creating long-term value for our respective shareholders," said Mr. Randy Findlay, Pembina's Chair of the Board of Directors. "It represents an ideal opportunity to continue building on our respective low-risk, long-term, fee-for-service business models while growing and substantially diversifying our respective asset bases. The combined platform offers compelling customer service offering enhancements, as well as integration and investment potential, exceeding what we could do individually. Combined, these factors give us confidence to increase our dividend by 5.9 percent upon close of the Transaction."

"The creation of an integrated business across the energy infrastructure value chain results in a combined entity that is greater than the sum of its parts," added Mr. Stephen Mulherin, Veresen's Chairman of the Board of Directors. "The combined scale and financial strength, along with a proven track record of safe, on-time and on-budget project delivery, gives us confidence that the collective growth program currently under construction of approximately $6 billion will translate into meaningful value for shareholders. Furthermore, we believe combining these two organizations augments our ability to compete for future investment opportunities and execute on a larger, more complex suite of opportunities than each company on a standalone basis."

Summary of Transaction Terms

Under the terms of the arrangement agreement, Pembina is offering to acquire all the issued and outstanding shares of Veresen by way of a plan of arrangement under the Business Corporations Act (Alberta). The Transaction is valued at approximately $9.7 billion including the assumption of Veresen's debt (including subsidiary debt) and preferred shares.

Pembina is offering to acquire all of the outstanding Veresen common shares in exchange for either (i) 0.4287 of a common share of Pembina or (ii) $18.65 in cash, subject to pro-ration based on maximum share consideration of approximately 99.5 million Pembina common shares and maximum cash consideration of approximately $1.523 billion. Assuming full pro-ration, each Veresen shareholder would receive $4.8494 in cash and 0.3172 of a common share of Pembina for each Veresen common share. This offer represents a 21.8 percent premium to Veresen's 20 day weighted average price of $15.31 and a 22.5 percent premium to Veresen's closing share price of $15.23 on April 28, 2017.

The Transaction was unanimously approved by the Boards of Directors of both companies and is expected to close late in the third quarter or early in the fourth quarter of 2017. The Transaction is subject to approval of at least 66 2/3 percent of holders of Veresen's common shares represented in person or by proxy at a special meeting of Veresen common shareholders to be called to consider the Transaction, approval of the Court of Queen's Bench, certain regulatory approvals in Canada and the United States ("U.S."), and other customary conditions. Upon completion of the Transaction, Pembina's common shareholders are expected to own approximately 80 percent of the combined company and Veresen's shareholders are expected to own approximately 20 percent. Affirming their belief in the value of the Transaction, the Board of Directors and executive management of Veresen will elect to receive share consideration.

Furthermore, Veresen will be seeking approval of holders of outstanding Veresen preferred shares to effect the exchange of such shares for Pembina preferred shares with the same terms and conditions as the outstanding Veresen preferred shares. For such exchange to occur at closing of the Transaction, approval of at least 66 2/3 percent of holders of Veresen's preferred shares is required, voting as one class, represented in person or by proxy at a special meeting of Veresen preferred shareholders to be called to consider the Transaction. Closing of the Transaction is not conditional on the approval of the holders of Veresen's preferred shares.

Benefits of the Combination – Details:

i)  The combined asset base is highly integrated across the value chain and extends the geographical reach of the combined company while enhancing its customer service offering.

The success of Pembina's business model is largely predicated on integration along the hydrocarbon value chain in the prolific geographic areas in which it operates. Through its existing gas gathering and processing, conventional pipelines and midstream businesses, which are primarily concentrated in the Western Canadian Sedimentary Basin ("WCSB"), Pembina provides customers with a comprehensive suite of services from field production to end use markets.

The majority of the combined asset base is already physically connected or presents the opportunity to be connected with relative ease in the future, which allows for operational integration, the potential to realize significant synergies and overall enhancements to customer service. For example, Pembina's Redwater and Empress Facilities are key receipt points on Veresen's Alberta Ethane Gathering System ("AEGS"). Additionally, the AEGS system is connected to Pembina's Vantage Pipeline and Empress Assets, which serves as a key link between Bakken ethane production and the Alberta Petrochemical market.

Veresen is also actively pursuing development of midstream infrastructure in the British Columbia ("B.C.") Montney, which is one of the most prolific resource plays in the WCSB. Veresen is currently progressing construction of 1.5 billion cubic feet per day ("bcf/d") (gross) of gas processing and related compression, gathering and liquids handling network under a long-term, fee-based agreement, with line of sight to sanction additional capital projects to support expected future development. This infrastructure is very complementary to Pembina's approximately 1.7 bcf/d of field gas processing capacity in the Deep Basin, Duvernay and Alberta Montney, as well as its previously announced pipeline expansion and lateral development in the B.C. Montney, which feed into Pembina's $2.4 billion Phase III Expansion (expected to be complete in July 2017).

The enhanced customer service offering will also benefit from a joint interest in the Alliance Pipeline, a marquee North American energy infrastructure asset. With a gross capacity of 1.65 bcf/d, the long-haul pipeline, which is readily expandable to 2.1 bcf/d, transports natural gas produced in the WCSB and the U.S. Bakken into the Chicago market, and enables shippers to access numerous end-use markets. Originating in Northeastern B.C., the Alliance Pipeline serves some of the fastest growing resource plays in western Canada, including the Montney and the Duvernay. The Aux Sable natural gas extraction and fractionation facility is located at the terminus of the Alliance Pipeline. Aux Sable has natural gas processing capacity of 2.1 bcf/d (gross) and natural gas liquids ("NGL") fractionation capacity of 131,500 barrels per day (gross). The opportunities to integrate its gas processing infrastructure in the WCSB with the Alliance Pipeline and Aux Sable will be explored, with the aim of increasing market access for its customers, thereby enhancing its customer service offering.

In addition to allowing for integration along the hydrocarbon value chain and enhanced customer service within existing operating areas, the Transaction also represents an attractive opportunity to meaningfully extend the reach of the joint asset base, creating new opportunities to build an integrated service model in other areas across the continent. As mentioned above, the Alliance Pipeline provides the opportunity to connect a substantial asset base in the WCSB to new end-use markets. There is a similar opportunity with the non-operated preferred interest in the Ruby Pipeline, which extends from the Opal Hub in southwest Wyoming to the Malin Hub in southern Oregon and transports natural gas from the major U.S. Rockies basin to consumers in California, Nevada and the Pacific Northwest.

ii)  The combined company will benefit from diversification across basins and products, as well as customers and currency.

The combined company will benefit from a strong position in the WCSB, with Pembina's assets primarily located in the prolific Deep Basin, Duvernay and Alberta Montney being well complemented by Veresen's position in the B.C. Montney.

Combined, Pembina and Veresen will own approximately 5.8 bcf/d (net) of gas processing infrastructure across the WCSB by 2018. The combined infrastructure is very complementary and will be integrated with Pembina's previously announced pipeline expansions in the Alberta and B.C. Montney, including the Company's $2.4 billion Phase III Expansion (expected to be complete in July 2017).

The combined entity will also have exposure to long-life, economic hydrocarbon reserves in key producing basins in the U.S. Rockies, where Pembina does not currently have a position, by way of the Ruby Pipeline. The Ruby Pipeline provides for 1.5 bcf/d (gross) of transportation capacity from numerous resource plays in the U.S. Rockies that present an attractive combination of supportive supply/demand market fundamentals.

Pembina's existing assets are primarily focused on NGL, condensate, crude oil and heavy oil, while Veresen's assets provide size and scale in natural gas midstream infrastructure.

The combined company will attain a more diverse customer base, while creating the opportunity to strengthen relationships with its respective largest customers. Further, the combined company will also benefit from currency diversity, with approximately 25 to 30 percent contribution expected to be in U.S. dollars.

iii)  The cash flows of the combined entity will be over 85 percent fee-for-service weighted, ensuring the maintenance of a strong balance sheet.

The management philosophies underlying both Pembina and Veresen are very much aligned, particularly with respect to generating long-term, sustainable shareholder value through low-risk, highly-contracted asset bases and business models.

Through 2018, the combined company is expecting its low-risk, fee-for-service adjusted EBITDA to increase to in excess of 85 percent while pro-forma adjusted EBITDA is expected to increase to $2.55 - $2.75 billion in 2018.

Pembina expects the Transaction to be accretive to adjusted cash flow per share on a run-rate basis beginning in 2018. Executing on longer-term strategic initiatives and growth projects, many of which are described below, provides visibility to meaningfully increasing and extending the expected accretion from the Transaction.

The combined company anticipates realizing significant near-term synergies through the Transaction including, but not limited to, corporate, financing and operating cost savings and tax efficiencies. On a run-rate basis, before tax, these synergies are expected to average $75 to $100 million annually.

The combined entity also anticipates maintaining one of the strongest balance sheets of its Canadian infrastructure peers and preserving its 'BBB' credit rating, with debt to adjusted EBTIDA estimated at approximately 4 times pro-forma the Transaction in 2018.

Subject to successful completion of the Transaction, Pembina intends to increase its monthly common share dividend by 5.9 percent (from $0.17 per common share per month to $0.18 per common share per month) upon closing, reflecting the positive accretion expected beginning in the first full year of ownership, the strong fee-for-service pro-forma cash flow and the combined entity's continued financial strength and diversification.

iv)  The Transaction creates an organization of meaningful scale able to pursue larger growth projects.

The combined company, with a pro-forma enterprise value of $33 billion, will be ideally-positioned to execute on Pembina's and Veresen's aggregate secured growth portfolio totaling approximately $6 billion through 2018. The Transaction is expected to result in an organization that has enhanced capabilities to progress projects of increasing scale and complexity than the companies could on a standalone basis.

Together, the combined entity will pursue an ambitious portfolio of both secured and unsecured growth, building on the Company's respective track records of safe, on time and on budget project execution and delivery.

Pembina is nearing the completion of over $4 billion in growth projects this year and is actively working towards longer-term development. In its Midstream business, Pembina continues to advance its proposed propane dehydrogenation and polypropylene facility and recently announced that a site has been identified for a potential propane export terminal. In Pembina's Gas Services business, the Company continues to progress opportunities under the recently announced Duvernay infrastructure agreement and other initiatives to support its customer base in key producing areas.

Veresen is advancing a number of large-scale, longer-term growth opportunities across the energy infrastructure value chain. The entirety of Veresen's approximately $1.5 billion secured growth projects are directly connected into Pembina's Conventional Pipeline infrastructure. Further, the growth projects, both under development and evaluation, in Veresen Midstream, represent attractive opportunities to grow in one of the most prolific resource plays in the WCSB and could provide for additional growth along Pembina's existing value chain. The combination of these projects could also serve to bolster the potential expansion of the Alliance Pipeline, which is currently under discussion.

In addition to the capital discussed above, the combined company is expected to have an unsecured growth portfolio of approximately $20 billion, which provides a strong foundation to support its long-term adjusted cash flow per share growth target of 8 percent to 10 percent.

The combined entity will continue to build upon the momentum of the Jordan Cove liquefied natural gas ("LNG") development project as it progresses toward key regulatory and commercial milestones. Jordan Cove is the most advanced LNG export project on the west coast of North America and can compete with LNG from brownfield expansion in the Gulf of Mexico on a delivered to Tokyo basis.

Additional Transaction Details

The Transaction is subject to certain closing conditions, including the approval of Veresen's common shareholders and the Court of Queen's Bench of Alberta, as well as certain regulatory and government approvals and other customary closing conditions. In Canada, completion of the Transaction is subject to acceptance of the Toronto Stock Exchange and approval under the Competition Act and the Canada Transportation Act. In the U.S., the Transaction will be subject to the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Pembina currently expects the Transaction will close late in the third quarter or early in the fourth quarter of 2017.

The arrangement agreement in respect of the Transaction includes customary provisions relating to non-solicitation, fiduciary outs for Veresen with respect to financially superior alternate proposals and Pembina's right to match such proposals until the date of the Veresen shareholders' approval of the Transaction.

The cash consideration associated with the Transaction will be initially funded through the company's $2.5 billion unsecured credit facility. Subsequently, Pembina expects to refinance this with a combination of internally generated cash flows and the issuance of Medium Term Notes and preferred shares.

In addition, a special meeting of the holders of preferred shares of Veresen will be called to approve the Transaction. If the holders of Veresen preferred shares, voting together as a single class, approve the Transaction, each preferred share of Veresen would be exchanged, on a one for one basis, for a new preferred share of Pembina having the same terms and conditions as the Veresen preferred shares. Completion of the Transaction is not conditional upon the approval of the Transaction by holders of Veresen's preferred shares.

If the holders of Veresen's preferred shares do not approve the Transaction, voting as a single class but separate from common shares, the Veresen preferred shares will remain outstanding following completion of the Transaction.

Subject to successful completion of the proposed Transaction, Pembina's Senior Executive Team will be responsible for leading the combined company with Mick Dilger as President and Chief Executive Officer. Further, three of the current members of the Veresen Board of Directors will be appointed to the Pembina Board of Directors at closing of the Transaction and Don Althoff, Veresen's President and Chief Executive Officer will continue to be involved in the combined company. Mr. Findlay will maintain his position as Chair of the Board of Pembina.

Further information regarding the proposed Transaction will be contained in an information circular that Veresen will prepare, file and mail in due course to its shareholders in connection with the common and preferred shareholder meetings. Veresen expects the meeting will take place on or about July 11, 2017, with closing expected to occur as soon as possible thereafter following receipt of the final order of the Court of Queen's Bench of Alberta and subject to receipt of all the required court and regulatory approvals.

A copy of the arrangement agreement with respect to the Transaction will be filed on Pembina's and Veresen's SEDAR profile and will be available for viewing at www.sedar.com.

Conference Call & Webcast

Pembina and Veresen will host a joint conference call and webcast to discuss the Transaction on May 1, 2017 at 6:30 am MT (8:30 am ET). A presentation will be available prior to the conference call at http://www.pembina.com/investor-centre/presentations-and-events/ and at http://www.vereseninc.com/invest/events-presentations.

The conference call dial-in numbers for Canada and the U.S. are 888-231-8191 or 647-427-7450. A recording of the conference call will be available for replay until May 10, 2017. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the passcode 10261314.

A live webcast of the call can be accessed on Pembina's website at www.pembina.com or by entering http://event.on24.com/r.htm?e=1412733&s=1&k=08119FE1A202513249DCD37801A45185 in your web browser. Shortly after the call, an audio archive will be posted on www.pembina.com for 90 days.

Advisors

CIBC World Markets Inc. is acting as financial advisor to Pembina with respect to the Transaction. CIBC World Markets Inc. has provided an opinion to the Pembina Board of Directors stating that, as of the date thereof and subject to the assumptions, limitations and qualifications contained therein, the consideration payable pursuant to the arrangement agreement is fair, from a financial point of view, to Pembina. Blake, Cassels & Graydon LLP is acting as Canadian legal advisor to Pembina and Bracewell LLP is acting as United States legal advisor to Pembina.

Scotiabank is acting as financial advisor to Veresen with respect to the Transaction. Scotiabank has provided verbal opinions to the Veresen Board of Directors stating that, as of the date thereof and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by the Veresen common shareholders and the Veresen preferred shareholders is fair, from a financial point of view, to the Veresen common shareholders and the Veresen preferred shareholders, respectively. Osler, Hoskin & Harcourt LLP is acting as legal advisor to Veresen.

About Pembina

Calgary-based Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For further information, please visit www.pembina.com.

About Veresen

Veresen is a publicly-traded dividend paying corporation based in Calgary, Alberta that owns and operates energy infrastructure assets across North America. Veresen is engaged in three principal businesses: a pipeline transportation business comprised of interests in the Alliance Pipeline, the Ruby Pipeline and the Alberta Ethane Gathering System; a midstream business which includes a partnership interest in Veresen Midstream Limited Partnership, which owns assets in western Canada, and an ownership interest in Aux Sable, which owns a world-class natural gas liquids (NGL) extraction facility near Chicago, and other natural gas and NGL processing energy infrastructure; Veresen is also developing Jordan Cove LNG, a 7.8 million tonne per annum natural gas liquefaction facility proposed to be constructed in Coos Bay, Oregon, and the associated Pacific Connector Gas Pipeline. In the normal course of business, Veresen regularly evaluates and pursues acquisition and development opportunities.

Veresen's Common Shares, Cumulative Redeemable Preferred Shares, Series A, Cumulative Redeemable Preferred Shares, Series C, and Cumulative Redeemable Preferred Shares, Series E trade on the Toronto Stock Exchange under the symbols, respectively. For further information, please visit www.vereseninc.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's and Veresen's current expectations, estimates, projections and assumptions in light of their experience and their perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "intends", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance.

In particular, this press release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: the Transaction, including the expected closing date and the anticipated benefits of the Transaction to Pembina and Veresen's securityholders, the expected size and processing capabilities of the combined company, as well as anticipated synergies (including strategic integration and diversification opportunities, tax benefits and the accretion to cash flow of Pembina) and expected size thereof; financial results related to and growth opportunities associated with the assets of the combined company; future dividends, including the increase in amount thereof, which may be declared on Pembina's common shares and any future dividend payment date; the ongoing utilization and expansions of and additions to the combined company's business and asset base, growth and growth potential; the timing and anticipated receipt of required regulatory, court and securityholder approvals for the Transaction; the ability of Pembina and Veresen to satisfy the other conditions to, and to complete, the Transaction; the anticipated timing of the mailing of the information circular regarding the Transaction; the holding of Veresen's meetings of common and preferred shareholders, and the closing of the Transaction, including expected timing thereof; expectations regarding the combined company's anticipated credit rating and the composition of Pembina's board of directors following closing of the Transaction.

These forward-looking statements and information are being made by Pembina and Veresen based on certain assumptions that Pembina and Veresen have made in respect thereof as at the date of this news release, including: the ability of the parties to satisfy the conditions to closing of the Transaction in a timely manner and substantially on the terms described in this press release; that favourable circumstances continue to exist in respect of current operations and current and future growth projects (including the ability to finance operations and such projects on favorable terms), future levels of oil and natural gas development, potential revenue and cash flow enhancement; future cash flows; with respect to Pembina's future dividends and results: prevailing commodity prices, margins and exchange rates, that the  businesses of the combined company will continue to achieve sustainable financial results and that the combined company's future operations and results of operations will be consistent with past performance of Pembina and Veresen and management expectations in relation thereto including, the sanctioning and completion of any third party projects relating to growth projects, future operating costs, the availability and sources of capital, operating costs, ongoing utilization and future expansion for the combined company, the ability to reach required commercial agreements, and the ability to obtain required regulatory and environmental approvals on the necessary terms and in a timely manner, the continuation of timely performance by counterparties to material agreements; and that unforeseen events will not prevent the continued performance of contracts.

Although Pembina and Veresen believe that the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, which may cause actual performance and financial results to differ materially from the results expressed or implied, including, but not limited to: the ability of the parties to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals, including but not limited to the receipt of applicable competition approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; the failure to realize the anticipated benefits or synergies of the Transaction following closing due to integration issues or otherwise and expectations and assumptions concerning, among other things: customer demand for the combined company's services; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the availability and cost of labour and services; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; the regulatory environment and the ability to obtain required regulatory approvals; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's and Veresen's management's discussion and analysis and annual information form for the year ended December 31, 2016, which can be found at www.sedar.com under respective company's profiles. In addition, the closing of the Transaction may not be completed, or may be delayed if the parties' respective conditions to the closing of the Transaction, including the timely receipt of all necessary regulatory approvals, are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Transaction will not be completed within the anticipated time, on the terms currently proposed and disclosed in this press release or at all.

In respect of the forward-looking statements and information concerning the potential increase in Pembina's dividend following completion of the Transaction, Pembina and Veresen have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions in respect of: prevailing commodity prices, margins and exchange rates; that the combined entities future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

In this news release, Pembina has used the terms adjusted EBITDA, adjusted cash flow and enterprise value, all of which are non-GAAP measures. For more information about these non-GAAP measures, see the" Non-GAAP Measures" section below. The information contained herein with respect to future adjusted EBITDA is to assist investors in understanding the combined company's expected financial results, and this information may not be appropriate for other purposes.

The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

Throughout this press release, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the Transaction. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP measures are clearly defined and qualified.

The intent of non-GAAP measures is to provide additional useful information with respect to the Transaction to investors and analysts though the measures do not have any standardized meaning under IFRS.

Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses. Adjusted EBITDA also includes adjustments for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property plant and equipment, and non-cash provisions. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of the Company's success.

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation includes current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2017/01/c1966.html

%CIK: 0001546066

For further information: Pembina Investor Inquires: Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404; Veresen Investor Inquiries: Mark Chyc-Cies, Vice President, Corporate Planning & Investor Relations, (587) 480-3040; Pembina Media Inquiries: (403)-691-7601, media@pembina.com; Veresen Media Inquiries: Riley Hicks, Senior Analyst, Corporate Planning & Investor Relations, (587) 955-2731, riley.hicks@vereseninc.com

CO: Pembina Pipeline Corporation

CNW 06:30e 01-MAY-17